SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                              PHOENIX NETWORK, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)

                                    718910102
                                 ---------------
                                 (CUSIP Number)

Robert S. Woodruff                              Drake S. Tempest, Esq.
Qwest Communications                            O'Melveny & Myers LLP
  International Inc.                            Citicorp Center
555 Seventeenth Street, Suite 1000              153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York  10022-4611
(303) 291-1400                                  (212) 326-2000
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 6, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 718910102
             ---------

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                               Page 1 of 18 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Qwest Communications International Inc.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,967,057
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,967,057
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 2 of 18 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Qwest 1997-5 Acquisition Corp.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,967,057
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,967,057
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 3 of 18 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Company

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,967,057
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,967,057
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                      [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

                               Page 4 of 18 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Anschutz Family Investment Company LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Colorado

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,967,057
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,967,057
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

                               Page 5 of 18 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Philip F. Anschutz

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                           7,967,057
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH                                          ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,967,057
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                       [ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         22.2%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

                               Page 6 of 18 Pages

ITEM 1.           SECURITY AND THE ISSUER

                  The title of the class of equity securities to which this statement relates is:

                  Common Stock, $.001 par value ("COMPANY COMMON STOCK"), of Phoenix Network, Inc., a Delaware corporation (the "COMPANY").

                  The name of the issuer, address of its principal executive offices are:

                  Phoenix Network, Inc.
                  13952 Denver West Parkway
                  Building 53
                  Golden, Colorado  80402.


ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is filed on behalf of Qwest Communications International Inc., a Delaware corporation ("QWEST"), Qwest 1997-5 Acquisition Corp., a Delaware corporation ("QWEST SUBSIDIARY"), Anschutz Company, a Delaware corporation ("ANSCO"), Anschutz Family Investment Company LLC, a Colorado limited liability company ("ANSLLC"), and Philip F. Anschutz ("ANSCHUTZ"). Anschutz may be deemed to control Qwest, Qwest Subsidiary and AnsCo, as he is the sole beneficial owner of the capital stock of AnsCo, which in turn is the beneficial owner of approximately 84% of the outstanding shares of common stock, par value $.01 per share (the "QWEST COMMON STOCK", of Qwest, including 4,300,000 shares of Qwest Common Stock issuable upon the exercise of a warrant granted to AnsLLC, and Qwest in turn is the sole beneficial owner of the capital stock of Qwest Subsidiary. Qwest, Qwest Subsidiary, AnsCo, AnsLLC and Anschutz are collectively referred to as the "REPORTING PERSONS".

                  The principal business address of Qwest and Qwest Subsidiary is 1000 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202. The principal business address of Anschutz, AnsCo and ANSLLC is 2400 Qwest Tower, 555 Seventeenth Street, Denver, Colorado 80202. Anschutz is a citizen of the United States of America.

                               Page 7 of 18 Pages

                  During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto.

                  Qwest is principally engaged in the telecommunications business, providing voice, video and data transmission services. It constructs and installs fiber optic communications systems for interexchange carriers and other communications entities and for its own network use. Qwest Subsidiary has been organized to effect the Merger (as defined in Item 4 below).

                  Anschutz and AnsCo are principally engaged, directly or indirectly, in railroad transportation, communications, natural resources, real estate and sports entertainment.

                  AnsLLC is principally engaged in making investments.

                  Qwest and Qwest Subsidiary constitute, and are filing this statement, as a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"). Anschutz, AnsLLC and AnsCo constitute, and are filing this statement, as a "group", within such meaning. The Reporting Persons do not otherwise constitute, and are not filing this statement, as a "group", within such meaning.


                               Page 8 of 18 Pages

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Qwest will acquire all the issued and outstanding shares of Company Common Stock in the Merger without the payment of any consideration, except with respect to payments by Qwest in lieu of the issuance of fractional shares of Qwest Common Stock in the Merger (as defined in Item 4 below).

                  No payments are required to be made by the Reporting Persons in connection with the Voting Agreements (as defined in Item 4 below).


ITEM 4.           PURPOSE OF TRANSACTION

                  On January 6, 1998, the Company, Qwest and Qwest Subsidiary entered into a definitive Agreement and Plan of Merger dated as of December 31, 1997 (the "MERGER AGREEMENT"), providing for a merger (the "MERGER") that will result in the Company becoming a wholly-owned subsidiary of Qwest. The Company and Qwest intend that the Merger qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"). The Merger Agreement also provides for an amendment to the Certificate of Incorporation of the Company (the "CERTIFICATE AMENDMENT") that would effect the conversion of all outstanding shares of Company Series I Preferred Stock, par value $.001 per share, of the Company (the "COMPANY SERIES I PREFERRED STOCK") into shares of Company Common Stock immediately prior to the time that the Merger becomes effective under applicable laws (the "EFFECTIVE TIME").

                  Copies of the mutual press release dated January 6, 1998 of the Company and Qwest (the "PRESS RELEASE") and the Merger Agreement have been filed with the Securities and Exchange Commission (the "COMMISSION") by the Company as Exhibits 99.1 and 99.2 to the Current Report on Form 8-K of the Company dated January 8, 1998. The Merger Agreement and Press Release are hereby incorporated herein by reference as Exhibits 1 and 2, respectively. The following description of the Merger Agreement is qualified by reference to the Merger Agreement incorporated herein by reference.


                               Page 9 of 18 Pages

                  The Merger Agreement provides for the merger of Qwest Subsidiary with and into the Company, pursuant to which all outstanding shares of Company Common Stock and all outstanding shares of Company Series I Preferred Stock will be acquired for that number of shares of Qwest Common Stock having an aggregate market value equal to $28.5 million, subject to certain adjustments and limitations described below, and up to $4 million in cash, in the aggregate, contingent upon the outcome of certain litigation described below. The actual number of shares of Qwest Common Stock to be issued in the Merger to the holders of shares of Company Common Stock and holders of Company Series I Preferred Stock will be determined by dividing

         (i) the quotient obtained by dividing the Acquisition Value by the Effective Time Adjusted Average Market Price by

         (ii) the sum of (a) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, (b) the number of shares of Company Common Stock issuable upon conversion of all shares of Company Series I Preferred Stock outstanding immediately prior the Effective Time and (c) the number of shares of Company Common Stock that would be issued if all warrants that are not required by the Merger Agreement to be cancelled or otherwise terminated were exercised in accordance with their terms immediately prior to the Effective Time.

All options, warrants and other rights to acquire common and preferred stock of the Company that are not exercised as of the effective time of the Merger will be cancelled or otherwise terminated, except that warrants to purchase up to 378,333 shares of Company Common Stock in the aggregate may remain outstanding at the Effective Time if (a) the Company shall have used commercially reasonable efforts to cause the cancellation or other termination of such warrants and (b) only shares of Qwest Common Stock (and not equity securities of the surviving corporation in the Merger or any other person) shall be issuable upon exercise of such warrants after the Effective Time.


                               Page 10 of 18 Pages

                  Qwest will, promptly following the Cash Consideration Date, pay to each holder of Company Common Stock and Company Series I Preferred Stock whose shares are converted into the right to receive, at the Effective Time, the Qwest Common Stock, an amount equal to the sum of (1) the Cash Consideration and
(2) an amount equal to 7% per annum of the Cash Consideration from the date of the closing of the Merger (the "CLOSING DATE") to, but not including, the date of such payment, for each such share of Company Common Stock.

                  For the purposes of the Merger Agreement, the following terms have the meanings assigned to them below:

         "ACQUISITION  VALUE" means the amount by which (1) $28,500,000  exceeds
         (2) the sum of the aggregate amount paid and payable by the Company as of the Effective Date pursuant to (A) paragraph A.14.1 of Attachment A to the Resale Solutions Switched Services Agreement dated December 1996 between the Company and Sprint Communications Company L.P. with respect to the difference between the Company's Actual Net Usage (as defined therein) and $12,000,000 during months 1-12 of the term of such agreement and (B) Section 3 of the Carrier Agreement between the Company and MCI Telecommunications Corporation with respect to the difference between the Company's Usage Charges (as defined therein) and its Annual Commitment (as defined therein) during the term of such agreement.

         "AGGREGATE NUMBER" means the sum of (a) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, (b) the number of shares of Company Common Stock issuable upon conversion of all shares of Company Series I Preferred Stock outstanding immediately prior to the Effective Time and (c) the number of shares of Company Common Stock that would be issued if all warrants that are not cancelled or otherwise terminated in accordance with Section 7.1(j) of the Merger Agreement were exercised in accordance with their terms immediately prior to the Effective Time.


                              Page 11 of 18 Pages

         "AVERAGE MARKET PRICE" per share of any class of stock on any date means the average of the daily closing prices of the shares of such stock for the fifteen (15) consecutive trading days commencing twenty
         (20) trading days before such date.

         "CASH CONSIDERATION" means an amount equal to the quotient obtained by dividing (1) (A) $4,000,000 minus (B) the LDDS Liability plus (C) any amounts recovered by any of Qwest and its subsidiaries on or before the Cash Consideration Date under the Van Essen Indemnification and Hold Harmless Agreement (as defined in the Merger Agreement) (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting such amounts, in each case to the extent not reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement) by (2) the Aggregate Number; PROVIDED that, if there has not occurred a settlement or other final, nonappealable resolution of the litigation styled LDDS/WORLDCOM, INC. AND DIAL-NET, INC. v. AUTOMATED COMMUNICATION, INC. AND JUDY VAN ESSEN KENYON, C.A. No. 3:93-CV-463 (WS) (U.S.D.C. S.D. Miss) (the "LDDS LITIGATION"), on or prior to the Cash Consideration Date, the Cash Consideration shall be an amount equal to zero dollars ($0).

         "CASH CONSIDERATION DATE" means the date that is the earlier of (1) the third anniversary of the Closing Date and (2) the date as of which Qwest shall have determined, in the exercise of its reasonable judgment and after having exercised commercially reasonable efforts to obtain recovery under the Van Essen Indemnification and Hold Harmless Agreement, that it is not reasonably likely in the circumstances that Qwest and its Subsidiaries shall recover substantial additional amounts under such agreement on or before the third anniversary of the Closing Date (net of all out-of-pocket costs, fees and expenses, including, without limitation, the fees and disbursements of counsel and the expenses of litigation, incurred in connection with collecting such amounts, in each case to the extent not reimbursed or likely to be reimbursed pursuant to the Van Essen Indemnification and Hold Harmless Agreement on or before the third anniversary of the Closing Date); PROVIDED that in no event shall any of Qwest and its Subsidiaries be required to exercise more than commercially reasonable efforts with respect to such recovery.


                               Page 12 of 18 Pages

         "EFFECTIVE TIME ADJUSTED AVERAGE MARKET PRICE" means (i) the Average Market Price per share of Qwest Common Stock at the Effective Time if such Average Market Price is equal to or greater than $52.50 and equal to or less than $67.50, (ii) $52.50 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or greater than $47.50 and less than $52.50, (iii) $67.50 if the Average Market Price per share of Qwest Common Stock at the Effective Time is equal to or less than $72.50 and greater than $67.50, (iv) the Average Market Price per share of Qwest Common Stock at the Effective Time plus fifty percent (50%) of the amount such Average Market Price is less than $47.50 if such Average Market Price at the Effective Time is less than $47.50, or (v) the Average Market Price per share of Qwest Common Stock at the Effective Time less fifty percent (50%) of the amount such Average Market Price is greater than $72.50 if such Average Market Price at the Effective Time is greater than $72.50.

         "LDDS LIABILITY" means the aggregate amount of any Loss (as defined in the Merger Agreement) of any of Qwest and its Subsidiaries in connection with, arising from or related to the LDDS Litigation, including, without limitation, any damages or any fees, expenses or other disbursements of counsel.

                  The Merger Agreement also provides for agreements by stockholders (collectively, the "PRINCIPAL STOCKHOLDERS") beneficially owning 7,967,057 shares of Company Common Stock, or approximately 22.22% of the outstanding shares of Company Common Stock as of December 31, 1997, and all outstanding shares of Company Series I Preferred Stock to enter into the Voting Agreements, substantially on the terms set forth below.


                               Page 13 of 18 Pages

                  The Board of Directors of the Company has by resolution (the "BOARD APPROVAL") (a) determined that the Merger and the other Transactions contemplated by the Merger Agreement (collectively, the "TRANSACTIONS"), taken as a whole, are in the best interests of the Company and its stockholders, (b) approved the Certificate Amendment, the Merger Agreement and the Merger, (c) approved the other agreements contemplated by the Merger Agreement and the other Transactions and (d) recommended that the stockholders of the Company approve the Certificate Amendment, the Merger Agreement and the Merger. J.C. Bradford & Co., L.L.C. delivered to the Board of Directors of the Company its written opinion to the effect that, as of January 6, 1998, the Merger Consideration (as defined in the Merger Agreement) to be received by the holders of Company Common Stock and Company Series I Preferred Stock in the Merger is fair to such stockholders from a financial point of view.

                  The Merger Agreement contains customary representations, warranties, covenants and agreements of the parties and (a) covenants of the Company and Qwest to prepare a proxy statement and registration statement, respectively, with respect to the approval of the Certificate Amendment, the Merger Agreement and the Merger, and (b) covenants of the Company (1) to call and convene the Company Stockholders Meeting (as defined in the Merger Agreement) to consider the approval of the Certificate Amendment, the Merger Agreement and the Merger and (2) not to solicit, negotiate, recommend or accept proposals with respect to Business Combination Transactions (as defined in the Merger Agreement) or enter into Business Combination Transactions.

                  The Merger  Agreement  contains  customary  conditions  to the obligations of the parties to effect the Merger, including (1) the approval of the Certificate Amendment, the Merger Agreement and the Merger by holders of a majority of the outstanding shares of Company Common Stock and holders of a majority of the outstanding shares of Company Series I Preferred Stock, voting together as a class, and by holders of a majority of the outstanding shares of Company Series I Preferred Stock, voting separately as a class, (2) receipt of all necessary regulatory approvals, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (3) the delivery to the Company of an opinion of the independent auditors of the Company to the effect that the Merger will qualify for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and (4) the execution and delivery of certain other documents relating to the Merger.


                               Page 14 of 18 Pages

                  The Merger Agreement provides for the closing of the Merger to occur on the later of (a) the first business day following the day on which the last to be satisfied or waived of the conditions precedent to the obligations of the parties under the Merger Agreement shall have been satisfied or waived, as the case may be, and (b) such other time as the parties may agree. The parties expect the closing of the Merger to occur in the second quarter of 1998.

                  The Merger Agreement permits each of the parties to terminate the parties' respective obligations to effect the Merger at any time after May 31, 1998 and permits one party or both parties, as the case may be, to terminate such obligations upon the occurrence of certain events, including (a) the breach by a party of its representations, warranties, covenants and agreements in the Merger Agreement, (b) the occurrence of a circumstance or event that constitutes either (1) a Material Adverse Effect (as defined in the Merger Agreement) (other than an Event of Default under the Credit Agreement) with respect to the Company or (2) an Event of Default under the Credit Agreement (as each such term is defined in the Merger Agreement) and the debt thereunder shall become due and payable or the Lender thereunder shall have exercised any rights or remedies in connection therewith, (c) the failure of the stockholders of the Company to approve the Certificate Amendment, the Merger Agreement and the Merger, (d) in general, the authorization, recommendation or proposal by the Board of Directors of the Company of (or the public announcement of its intention to authorize, recommend or propose) an agreement with respect to a Business Combination Transaction with a person other than Qwest or Qwest Subsidiary, the recommendation by the Board that the stockholders of the Company accept or approve any such Business Combination Transaction or the failure by the Board to timely publicly confirm the Board Approval in response to a tender offer or exchange offer for the Company Common Stock and (e) the occurrence of a Business Combination Transaction (other than the Transactions).

                              Page 15 of 18 Pages

                  The Merger Agreement provides for the payment of liquidated damages of $100,000 by a party to the other party or parties, as the case may be, under certain circumstances upon or following the termination of the parties' obligations to effect the Merger, and the payment of $3,000,000 under certain circumstances by the Company to Qwest and Qwest Subsidiary if a Business Combination Transaction (other than the Transactions) occurs on or before January 5, 1999.

                  Contemporaneously with the execution of the Merger Agreement, Qwest entered into voting agreements and proxies (each such agreement and proxy, a "VOTING AGREEMENT") with certain Principal Stockholders beneficially owning
7,967,057 shares of Company Common Stock in the aggregate and, as of December 31, 1997, 39,500 shares of Company Series I Preferred Stock in the aggregate, which shares constitute (a) approximately 22.22% of all outstanding shares of Company Common Stock as of December 31, 1997, after giving effect to the conversion of the shares of Company Series I Preferred Stock Units shares of Company Common Stock contemplated by the Merger Agreement, (b) all outstanding shares of Company Series I Preferred Stock as of December 31, 1997 and (c) a combined voting power equal to 23.82% of the voting power of the outstanding shares of Company Common Stock and the outstanding shares of Company Series I Preferred Stock, taken together as a single class, in each case as of December 31, 1997. The form of the Voting Agreements is attached as Exhibit A to the Merger Agreement and is incorporated by reference herein. The following description of the Voting Agreements is qualified by reference to Exhibit A to the Merger Agreement incorporated herein by reference.

                  The Voting Agreement with each Principal Stockholder provides for, among other things, (a) the agreement of such Principal Stockholder to cause all shares of Company Common Stock or Company Series I Preferred Stock, as the case may be, beneficially owned by such Principal Stockholder as of the date of the Merger Agreement to be counted for purposes of determining the existence of a quorum at the Company Stockholders Meeting, to cause all such shares to be voted against any action or agreement that, in the case of Voting Agreements with Principal Stockholders only holding shares of Company Common Stock, would result in a breach of the Merger Agreement, impede or delay the conclusion of the Transactions or materially reduce the benefits of the Transactions to Qwest or Qwest Subsidiary and in the case of each Voting Agreement, to cause all such shares to be voted to approve the Certificate Amendment, the Merger Agreement and the Merger and against any Business Combination Transaction (other than the Transactions) and (b) grant to Qwest and Qwest Subsidiary of an irrevocable proxy in connection therewith. Each Principal Stockholder has agreed in its Voting Agreement not to transfer any shares of Company Common Stock or Company Series I Preferred Stock, as the case may be, subject to the Voting Agreement, except that the Principal Stockholder beneficially owning all outstanding shares of Company Series I Preferred Stock may convert such shares into shares of Company Common Stock, which shares of Company Common Stock would not be subject to the related Voting Agreement. Each Voting Agreement will terminate the day following the termination date under the Merger Agreement.

                              Page 16 of 18 Pages

                  Qwest cautions that the Press Release describing the Merger contains forward-looking statements that include, among others, statements concerning Qwest's plans to complete a 16,000 route mile coast-to-coast, technologically advanced, fiber optic telecommunications network (the "QWEST NETWORK"), expectations as to funding its capital requirements, anticipated expansion of carrier and commercial services and other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts. Qwest cautions that these forward-looking statements are subject to risks and uncertainties that could cause actual events or results to differ materially from those expressed or implied by the statements. The most important factors that could prevent Qwest from achieving its stated goals include, but are not limited to, failure by Qwest to
(i) manage effectively and cost efficiently the construction of the route segments, (ii) enter into additional customer contracts to sell dark fiber or provide high volume capacity and otherwise expand its telecommunications customer base on the on the QWEST Network and (iii) obtain additional rights-of-way and maintain all necessary rights-of-way.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  The  Reporting  Persons  may be  deemed  to share  the  power, pursuant to the Voting Agreements, to vote 7,967,057 shares of Company Common Stock in the aggregate and 39,500 shares of Company Series I Preferred Stock in the aggregate, which shares constitute (a) approximately 22.22% of all outstanding shares of Company Common Stock as of December 31, 1997, after giving effect to the conversion of the shares of Company Series I Preferred Stock Units shares of Company Common Stock contemplated by the Merger Agreement, (b) all outstanding shares of Company Series I Preferred Stock as of December 31, 1997 and (c) a combined voting power equal to 23.82% of the voting power of the outstanding shares of Company Common Stock and the outstanding shares of Company Series I Preferred Stock, taken together as a single class, in each case as of December 31, 1997.

                  Qwest intends to acquire control over the Company pursuant to the Merger Agreement and the Voting Agreements. If the Merger is effected, Qwest will acquire all the outstanding shares of capital stock of the Company.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  Reference   is  made  to  Item  4  above   and  the   exhibits
incorporated herein by reference for a description of the Merger Agreement the Voting Agreements.


                              Page 17 of 18 Pages

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Schedule A        Additional Information Required by Item 2
                           of Schedule 13D.

         Exhibit 1 Agreement and Plan of Merger dated as of December 31, 1997 among Phoenix Network, Inc., Qwest Communications International Inc. and Qwest 1997-5 Acquisition Corp.(1)

         Exhibit 2 Press release of Qwest Communications International Inc. and Phoenix Network, Inc. dated January 8, 1998.(2)


--------
(1) Filed as Exhibit 99.2 to the Current Report on Form 8-K of Phoenix Network, Inc. dated January 8, 1998 and filed with the Commission on January 8, 1998, and incorporated herein by reference.


(2) Filed as Exhibit 99.1 to the Current Report on Form 8-K of Phoenix Network, Inc. dated January 8, 1998 and filed with the Commission on January 8, 1998, and incorporated herein by reference.


                               Page 18 of 18 Pages

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 12, 1998
Date


QWEST COMMUNICATIONS INTERNATIONAL INC.



By:  /s/ Robert S. Woodruff
   -----------------------------------------
         Robert S. Woodruff
         Executive Vice President - Finance,
         Chief Financial Officer and
         Treasurer

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 12, 1998
Date


QWEST 1997-5 ACQUISITION CORP.



By: /s/ Robert S. Woodruff
   ---------------------------
        Robert S. Woodruff
        Treasurer

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 12, 1998
Date


ANSCHUTZ COMPANY



By: /s/ Philip F. Anschutz
   ------------------------
        Philip F. Anschutz
        Chairman and
        Chief Executive Officer



ANSCHUTZ FAMILY INVESTMENT COMPANY LLC

By:      ANSCHUTZ COMPANY,
         its Manager



         By:  /s/ Philip F. Anschutz
            -------------------------
                  Philip F. Anschutz
                  Chairman and
                  Chief Executive Officer

                                    Signature
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 12, 1998
Date



By:/s/ Philip F. Anschutz
   -------------------------
       Philip F. Anschutz

                                  EXHIBIT INDEX
                                  -------------


         Schedule A        Additional Information Required by Item 2 of Schedule
                           13D.

         Exhibit 1 Agreement and Plan of Merger dated as of December 31, 1997 among Phoenix Network, Inc., Qwest Communications International Inc. and Qwest 1997-5 Acquisition Corp.(1)

         Exhibit 2 Press release of Qwest Communications International Inc. and Phoenix Network, Inc. dated January 8, 1998.(2)


--------

(1) Filed as Exhibit 99.2 to the Current Report on Form 8-K of Phoenix Network, Inc. dated January 8, 1998 and filed with the Commission on January 8, 1998, and incorporated herein by reference.

(2) Filed as Exhibit 99.1 to the Current Report on Form 8-K of Phoenix Network, Inc. dated as of January 8, 1998 and filed with the Commission on January 8, 1998, and incorporated herein by reference.


                                     Ex. - 1

                                   SCHEDULE A


         Additional information required by Item 2 of Schedule 13D.

1. QWEST COMMUNICATIONS INTERNATIONAL INC. Set forth below is the name and business address of each executive officer or director of Qwest. Each of such persons is a citizen of the United States of America.

DIRECTORS


Name                          Principal Occupation/Title            Address
----                          --------------------------            -------

Philip F. Anschutz            Chairman,                            The Anschutz Corporation
                              Qwest Communications                 555 17th Street
                                International Inc.                 Denver, CO  80202
                              Chairman,
                              Anschutz Company and The
                                Anschutz Corporation

Joseph P. Nacchio             President and CEO,                   Qwest Communications
                              Qwest Communications                   International Inc.
                                International Inc.                 555 17th Street
                                                                   Denver, CO  80202

Robert S. Woodruff            Executive Vice President -           Qwest Communications
                                Finance, CFO and Treasurer,          International Inc.
                              Qwest Communications                 555 17th Street
                                International, Inc.                Denver, CO  80202

Jordan L. Haines              Director,                            75-125 Huron Drive
                              Qwest Communications                 Indian Wells, CA  92210
                               International Inc.
Cannon Y. Harvey              President,                           The Anschutz Corporation
                              Anschutz Company and The             555 17th Street
                                Anschutz Corporation               Denver, CO  80202

Richard T. Liebhaber          Director,                            1100 Chain Bridge Road
                              Qwest Communications                 McLean, VA  22101-2213
                               International Inc.
Douglas L. Polson             Vice President - Finance,            The Anschutz Corporation
                              Anschutz Company and The             555 17th Street
                                Anschutz Corporation               Denver, CO  80202

Craig D. Slater               Vice President - Acquisitions        The Anschutz Corporation
                                and Investments,                   555 17th Street
                              Anschutz Company and The             Denver, CO  80202
                                Anschutz Corporation

W. Thomas Stephens            President and Chief                  3333 E. Platte Avenue
                               Executive Officer,                  Littleton, CO  80121
                              MacMillan Bloedel Ltd.


                                     Sched. A - 1


EXECUTIVE OFFICERS

Name                             Principal Occupation/Title       Address
----                             --------------------------       -------

Richard L. Smith                 Vice President and Chief         Qwest Communications
                                 Financial Officer                  International Inc.
                                                                  555 17th Street
                                                                  Denver, CO  80202

Anthony J. Brodman               Senior Vice President -          Qwest Communications
                                   Strategy and Planning,           International Inc.
                                 Qwest Communications             555 17th Street
                                   Corporation                    Denver, CO  80202

George M. Casey                  Senior Vice President -          Qwest Communications
                                   Carrier Markets,                 International Inc.
                                 Qwest Communications             555 17th Street
                                   Corporation                    Denver, CO  80202

Stephen M. Jacobson              Senior Vice President -          Qwest Communications
                                   Consumer Markets,                International Inc.
                                 Qwest Communications             555 17th Street
                                   Corporation                    Denver, CO  80202

A. Dean Wandry                   Senior Vice President -          Qwest Communications
                                  New Business Development,         International Inc.
                                 Qwest Communications             555 17th Street
                                  Corporation                     Denver, CO  80202

Nayel Shafei                     Executive Vice President -       Qwest Communications
                                   Product Development,             International Inc.
                                 Qwest Communications             555 17th Street
                                   Corporation                    Denver, CO  80202

August B. Turturro               Senior Vice President -          Qwest Communications
                                   Network Construction,            International Inc.
                                 Qwest Communications             555 17th Street
                                   Corporation                    Denver, CO  80202

Marc B. Weisberg                 Senior Vice President -          Qwest Communications
                                   Corporate Development            International Inc.
                                 Qwest Communications             555 17th Street
                                   Corporation                    Denver, CO  80202

Larry Seese                      Executive Vice President,        Qwest Communications
                                   Network Engineering              International Inc.
                                   Operations,                    555 17th Street
                                 Qwest Communications             Denver, CO  80202
                                   Corporation

                                     Sched. A - 2

Name                     Principal Occupation/Title       Address
----                     --------------------------       -------

Brij Khandelwal          Executive Vice President         Qwest Communications
                            and Chief Information           International Inc.
                            Officer,                      555 17th Street
                         Qwest Communications             Denver, CO  80202
                            Corporation

Lewis O. Willis          President of Business            Qwest Communications
                            Markets,                        International Inc.
                         Qwest Communications             555 17th Street
                            Corporation                   Denver, CO  80202

Reynaldo V. Ortiz        Senior Vice President and        Qwest Communications
                            Managing Director,              International Inc.
                            International,                555 17th Street
                         Qwest Communications             Denver, CO  80202
                            Corporation


2. QWEST SUBSIDIARY. Set forth below is the name and business address of each executive officer or director of Qwest Subsidiary. Each of such persons is a citizen of the United States of America.


DIRECTORS

Name                     Principal Occupation/Title       Address
----                     --------------------------       -------

Joseph P. Nacchio        President and CEO,               Qwest Communications
                         Qwest Communications              International Inc.
                           International Inc. and         555 17th Street
                         Qwest Communications             Denver, CO  80202
                           Corporation

Robert S. Woodruff       Executive Vice President -       Qwest Communications
                           Finance, CFO and                International Inc.
                           Treasurer,                     555 17th Street
                         Qwest Communications             Denver, CO  80202
                           International Inc. and
                         Qwest Communications
                           Corporation


                                  Sched. A - 3

EXECUTIVE OFFICERS

Name                        Principal Occupation/Title    Address
----                        --------------------------    -------

Joseph P. Nacchio           President                     Qwest Communications
                                                            International Inc.
                                                          555 17th Street
                                                          Denver, CO  80202

Marc B. Weisberg            Vice President                Qwest Communications
                                                            International Inc.
                                                          555 17th Street
                                                          Denver, CO  80202

Joseph T. Garrity           Secretary                     Qwest Communications
                                                            International Inc.
                                                          555 17th Street
                                                          Denver, CO  80202

Robert S. Woodruff          Treasurer                     Qwest Communications
                                                            International Inc.
                                                          555 17th Street
                                                          Denver, CO  80202


3. ANSCHUTZ COMPANY. Set forth below is the name and business address of each executive officer or director of Anschutz Company. Each of such persons is a citizen of the United States of America.


DIRECTORS

Name                     Principal Occupation/Title     Address
----                     --------------------------     -------

Philip F. Anschutz       Chairman                       The Anschutz Corporation
                                                        555 17th Street
                                                        Denver, CO  80202

Cannon Y. Harvey         President                      The Anschutz Corporation
                                                        555 17th Street
                                                        Denver, CO  80202

Douglas L. Polson        Vice President - Finance       The Anschutz Corporation
                                                        555 17th Street
                                                        Denver, CO  80202

Miles A. Williams        Executive Vice President       The Anschutz Corporation
                                                        555 17th Street
                                                        Denver, CO  80202

                                  Sched. A - 4

EXECUTIVE OFFICERS

Name                     Principal Occupation/Title     Address
----                     --------------------------     -------

Richard M. Jones         Vice President, General        The Anschutz Corporation
                         Counsel and Assistant          555 17th Street
                         Secretary                      Denver, CO  80202

Craig D. Slater          Vice President                 The Anschutz Corporation
                                                        555 17th Street
                                                        Denver, CO  80202

Lynn T. Wood             Secretary                      The Anschutz Corporation
                                                        555 17th Street
                                                        Denver, CO  80202

Thomas G. Kundert        Treasurer                      The Anschutz Corporation
                                                        555 17th Street
                                                        Denver, CO  80202

                                  Sched. A - 5